UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*

                       NEXTLINK COMMUNICATIONS, INC.
-----------------------------------------------------------------------------
                              (Name of Issuer)

              CLASS A COMMON STOCK, PAR VALUE $0.02 PER SHARE
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 65333H707
-----------------------------------------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS,               FORSTMANN LITTLE & CO. SUBORDINATED
   SHRIVER & JACOBSON                    DEBT & EQUITY MANAGEMENT BUYOUT
 ONE NEW YORK PLAZA                      PARTNERSHIP-VII, L.P.
 NEW YORK, NY  10004                FORSTMANN LITTLE & CO. EQUITY
 ATTN: ROBERT C. SCHWENKEL, ESQ.         PARTNERSHIP-VI, L.P.
 (212) 859-8000                     FL FUND, L.P.
                                    C/O FORSTMANN LITTLE & CO.
                                         767 FIFTH AVENUE
                                         NEW YORK, NY  10153
                                         ATTN:  WINSTON W. HUTCHINS
                                         (212) 355-5656


          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               JUNE 14, 2000
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           26,976,283**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         26,976,283**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    26,976,283**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.7%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Cumulative Convertible Participating Preferred Stock (the "Series C Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series C Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series C Certificate of Designation) equal $31.625. Section 8(a)(i) of the Form of Series G Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Form of Series G Certificate of Designation) equal $31.625.

                             SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           12,525,754**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         12,525,754**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,525,754**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.7%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Participating Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $31.625. Section 8(a)(i) of the Form of Series H Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Form of Series H Certificate of Designation) equal $31.625.

                             SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FL FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           23,651**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         23,651**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    23,651**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** Section 8(a)(i) of the Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $31.625. Section 8(a)(i) of the Form of Series H Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Form of Series H Certificate of Designation) equal $31.625.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

Item 3 is hereby amended to add the following:

As more fully described in Item 6 below, on June 14, 2000, the FL Partnerships entered into an agreement to purchase from NEXTLINK (i) an aggregate of 268,750 shares of NEXTLINK's Series G Preferred Stock, par value $.01 per share (the "Series G Preferred") for an aggregate purchase price of $269,406,250, and (ii) an aggregate of 131,250 shares of NEXTLINK's Series H Preferred Stock, par value $.01 per share (the "Series H Preferred") for an aggregate purchase price of $132,343,750. As of June 15, 2000, the shares of Series G Preferred and Series H Preferred to be purchased by the FL Partnerships would be convertible into 12,648,219 shares of Common Stock.

The FL Partnerships will obtain the funds required to purchase the Series G Preferred and Series H Preferred from capital contributions made by the partners of each of the FL Partnerships.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

Item 5 is hereby amended as follows:

          The following information is as of June 15, 2000:

          (i)  MBO-VII:

          (a)  Amount Beneficially Owned:

          MBO-VII directly owns 584,375 shares of Series C Preferred, which are convertible into 18,478,260 shares of Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Preferred (the "Series C Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series C Certificate of Designation) equal $31.625.

          MBO-VII directly beneficially owns pursuant to the June Stock Purchase Agreement (as defined below) 268,750 shares of Series G Preferred, which will be convertible into 8,498,023 shares of Common Stock, assuming the conversion of all Series G Preferred and Series H Preferred pursuant to
Section 8(a)(i) of the Form of Series G Certificate of Designation (as defined below) which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Form of Series G Certificate of Designation) equal $31.625.

FLC XXXIII Partnership ("FLC XXXIII"), a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Theodore
J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, S. Joshua Lewis, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202, are the general partners of FLC XXXIII. Mr. Lewis does not have any voting or investment power with respect to the shares of Series C Preferred beneficially owned by MBO-VII; and, accordingly, Mr. Lewis is not deemed to be the beneficial owner of these shares.

          The shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII as calculated above are convertible into approximately 9.7% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and there being 252,392,786 shares of Common Stock outstanding as of June 15, 2000, based on a representation and warranty of NEXTLINK in the June Stock Purchase Agreement and after giving effect to a stock dividend paid by NEXTLINK on June 15, 2000 (the "Stock Dividend") in which NEXTLINK paid a one-for-one stock dividend to each share of Common Stock which was issued and outstanding on June 1, 2000.

          (b) Assuming conversion of all shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII, number of shares as to which MBO-VII has:

               (i)    sole power to vote or to direct the vote -
                      26,976,283.

               (ii)   shared power to vote or to direct the vote -- None.

               (iii)  sole power to dispose or to direct the disposition of
                      - 26,976,283.

               (iv) shared power to dispose or to direct the disposition of -- None.

          (ii) Equity-VI:

          (a)  Amount Beneficially Owned:

          Equity-VI directly owns 265,075 shares of Series D Preferred, which are convertible into 8,381,818 shares of Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series D Preferred (the "Series D Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $31.625.

          Equity-VI beneficially owns, pursuant to the June Stock Purchase Agreement, 131,052 shares of Series H Preferred, which will be convertible into 4,143,936 shares of Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to Section 8(a)(i) of the Form of Series H Certificate of Designation (as defined below), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Form of Series H Certificate of Designation) equal $31.625.

          FLC XXXII Partnership, L.P. ("FLC XXXII"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-VI. Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, S. Joshua Lewis, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of FLC XXXII. Mr. Lewis does not have any voting or investment power with respect to the shares of Series D Preferred beneficially owned by Equity-VI; and, accordingly, Mr. Lewis is not deemed to be the beneficial owner of these shares.

          The shares of Series D Preferred and Series H Preferred beneficially owned by Equity-VI as calculated above are convertible into approximately 4.7% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 252,392,786 shares of Common Stock outstanding as of June 15, 2000, based on a representation and warranty of NEXTLINK in the June Stock Purchase Agreement and after giving effect to the Stock Dividend.

          (b) Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by Equity-VI, number of shares as to which Equity-VI has:

               (i)    sole power to vote or to direct the vote -
                      12,525,754.

               (ii)   shared power to vote or to direct the vote -- None.

               (iii)  sole power to dispose or to direct the disposition of
                      - 12,525,754.

               (iv) shared power to dispose or to direct the disposition of -- None.

          (iii) FL Fund:

          (a) Amount Beneficially Owned:

          FL Fund directly owns 550 shares of Series D Preferred, which are convertible into 17,391 shares of Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $31.625.

          FL Fund beneficially owns, pursuant to the June Stock Purchase Agreement, 198 shares of Series H Preferred, which will be convertible into 6,260 shares of Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to Section 8(a)(i) of the Form of Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Form of Series H Certificate of Designation) equal $31.625.

          FLC XXXI Partnership, L.P. ("FLC XXXI"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of FL Fund. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership, and FLC XXXIII are the general partners of FLC XXXI. Theodore
J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, S. Joshua Lewis, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of each of FLCXXIX and FLC XXXIII. Mr. Lewis does not have any voting or investment power with respect to the shares of Series D Preferred beneficially owned by FL Fund; and, accordingly, Mr. Lewis is not deemed to be the beneficial owner of these shares.

          The shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund as calculated above are convertible into less than 0.1% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 252,392,786 shares of Common Stock outstanding as of June 15, 2000, based on a representation and warranty of NEXTLINK in the June Stock Purchase Agreement and after giving effect to the Stock Dividend.

          (b) Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund, number of shares as to which FL Fund has:

               (i)    sole power to vote or to direct the vote - 23,651.

               (ii)   shared power to vote or to direct the vote -- None.

               (iii)  sole power to dispose or to direct the disposition of
                      - 23,651.

               (iv) shared power to dispose or to direct the disposition of -- None.

          (iv) Except as set forth above, neither MBO-VII, Equity-VI or FL Fund nor, to the knowledge of MBO-VII, Equity-VI or FL Fund, any person identified in Schedule I, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

          (v) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock beneficially owned by the FL
Partnerships is governed by the limited partnership agreements of each such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

Item 6 is hereby amended to replace the ultimate paragraph thereof with the following:

          June Stock Purchase Agreement
          -----------------------------

          Pursuant to the Stock Purchase Agreement (the "June Stock Purchase Agreement"), dated as of June 14, 2000, by and among NEXTLINK and the FL Partnerships, MBO-VII has agreed to acquire 268,750 shares of Series G Preferred for an aggregate purchase price of $269,406,250, Equity-VI has agreed to acquire 131,052 shares of Series H Preferred for an aggregate purchase price of $132,143,750 and FL Fund has agreed to acquire 198 shares of Series H Preferred for an aggregate purchase price of $200,000; provided, however, that the FL Partnerships may reallocate between themselves, at any time prior to the Closing Date (as defined below), the number of shares of Series G Preferred and Series H Preferred each will purchase.

          The closing of the June Stock Purchase Agreement (the "Closing Date") will occur on the fifth business day (but no earlier than June 30,
2000) following the satisfaction or waiver of the closing conditions (the "Closing Conditions") specified in the June Stock Purchase Agreement. The Closing Conditions include, without limitation: (a) expiration of any waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as a condition to all parties' closing obligations; (b) the execution and delivery by NEXTLINK of an amended and restated registration rights agreement (the "Form of Amended and Restated Registration Rights Agreement") in the form of Exhibit 5.2(d) to the June Stock Purchase Agreement, the filing of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Form of Series G Certificate of Designation") in the form of Exhibit 2.2(a) to the June Stock Purchase Agreement, the filing of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series H Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Form of Series H Certificate of Designation") in the form of Exhibit 2.2(b) to the June Stock Purchase Agreement, the acquisition by NEXTLINK of all of the outstanding equity interests in Internext, LLC on the terms set forth in the Amended and Restated Agreement and Plan of Merger and Share Exchange Agreement dated as of May 10, 2000 relating to the Concentric merger (the "Concentric Merger Agreement"), the absence of any event, circumstances, condition, fact, effect, or other matter which has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition, prospects, or results of operations of NEXTLINK and its subsidiaries taken as a whole (including Concentric if the Concentric merger is consummated) or on the ability of NEXTLINK and its subsidiaries to perform on a timely basis any material obligation under the June Stock Purchase Agreement or to consummate the transactions contemplated thereunder (other than an occurrence arising solely out of any event, circumstances, condition, fact, effect, or other matter with respect to the consummation or failure to consummate the Concentric merger, the failure to obtain shareholder approval of the Concentric merger or the termination of the Concentric Merger Agreement), and the absence of any material disruption of or material adverse change in financial, banking or capital market conditions as conditions to the closing obligations of the FL Partnerships; and (c) other customary closing conditions as conditions to the closing obligations of some or all of the parties.

          Standstill Provisions. Pursuant to the June Stock Purchase Agreement, until the earlier of January 20, 2005 or the occurrence of certain events, the FL Partnerships may not, subject to certain exceptions,
(i) acquire or become the beneficial owner of or obtain any rights in respect of any capital stock of NEXTLINK (other than shares of Common Stock issuable upon conversion of the Series C Preferred, Series D Preferred, Series G Preferred and Series H Preferred), (ii) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) of proxies with respect to any voting securities of NEXTLINK, (iii) initiate or become a participant in any stockholder proposal or election contest with respect to NEXTLINK or induce others to initiate the same, (iv) propose, solicit or participate in the solicitation of any person to acquire NEXTLINK or a substantial portion of its assets or more than 5% of its outstanding capital stock, or (v) join in or in any way participate in a pooling agreement or other arrangement with respect to NEXTLINK's voting securities.

          Lock-Up Provisions. Pursuant to the June Stock Purchase Agreement, until the earliest of (a) January 20, 2001, (b) the occurrence of certain changes of control with respect to NEXTLINK or (c) the breach by NEXTLINK in any material respect of any covenant or agreement contained in the June Stock Purchase Agreement or any other agreement or document delivered in connection with the June Stock Purchase Agreement or the Stock Purchase Agreement or any other agreement or document delivered in connection with the Stock Purchase Agreement (such earliest date, a "June Termination Event"), the FL Partnerships may not, subject to certain exceptions, sell, transfer, assign, convey or otherwise dispose of any of the Series G Preferred, Series H Preferred or shares of Common Stock issuable upon conversion thereof. In addition, the FL Partnerships agreed that they may not exercise any conversion rights with respect to the Series G Preferred and Series H Preferred until the occurrence of a June Termination Event. Nothing contained in the June Stock Purchase Agreement, however, will be deemed to limit the ability of the limited partners in the FL Partnerships from transferring, directly or indirectly, their limited partnership interests in the FL Partnerships or the general partners of the FL Partnerships from transferring, directly or indirectly, up to 15% of the equity interests in the FL Partnerships at any time or from time to time. In addition, the FL Partnerships may not, prior to January 20, 2005, without the prior written consent of NEXTLINK, transfer any of the Series G Preferred or Series H Preferred to any person that is engaged in a business that competes with any business conducted by NEXTLINK on the date of the proposed transfer.

          Right of First Purchase. Pursuant to the June Stock Purchase Agreement, NEXTLINK granted to the FL Partnerships a right of first purchase with respect to certain issuances by NEXTLINK of Senior Capital Stock. If NEXTLINK proposes to issue any Senior Capital Stock, with certain exceptions, NEXTLINK must first make an offering of such Senior Capital Stock to each of MBO-VII, Equity-VI and FL Fund. Each of the FL Partnerships, in turn, may elect to purchase all but not less than all of such Senior Capital Stock. The conversion price of any such Senior Capital Stock to which an FL Partnership's right of election applies and which is convertible into shares of Common Stock will be an amount per share no more than 115% of the closing sales price of the Common Stock on the NASDAQ National Market System on the date the FL Partnerships elect to purchase all such Senior Capital Stock, unless the FL Partnerships waive such right. Such rights of first purchase of the holders of Series G Preferred and Series H Preferred are exercisable pro rata with the rights of first purchase of the holders of Series C Preferred and Series D Preferred. If any holder of Series C Preferred, Series D Preferred, Series G Preferred or Series H Preferred does not elect to purchase its pro rata portion of such Senior Capital Stock, the other holders of such preferred series shall have the right to purchase all, but not less than all, of such shares not so purchased. In the event no other holder elects to purchase all, but not less than all, of such shares not so purchased, then no holder of such preferred series shall have any right of first purchase with respect to such issuance of Senior Capital Stock.

          Dividends. Pursuant to the June Stock Purchase Agreement, NEXTLINK agreed that it will pay cash dividends on the Series G Preferred in an amount equal to $55.814 per share per annum on a current basis so long as it is not precluded from doing so under (a) its debt instruments,
(b) the terms of the 14% Senior Preferred Shares and the 6-1/2% Preferred Shares, (c) Delaware law or any other laws applicable to NEXTLINK or (d) any contracts, agreements, understandings or commitments to which NEXTLINK is a party or by which NEXTLINK or any of its properties may be bound. In furtherance thereof, NEXTLINK agreed to use its reasonable best efforts to pay such dividends, including, without limitation, paying any payment-in-kind dividends required to be paid to permit the payments of such cash dividends, using its reasonable best efforts to refrain from entering into any agreements which would preclude such payments, to seek a waiver under any agreements which would prevent such payments at any time and to take whatever actions are necessary, including revaluing assets, to create surplus for the purpose of paying such dividends.

          The foregoing descriptions of the June Stock Purchase Agreement are not intended to be complete and are qualified in their entirety by the complete text of the June Stock Purchase Agreement, which is incorporated herein by reference. The June Stock Purchase Agreement is filed as Exhibit 7 hereto.

          Registration Rights Agreement
          -----------------------------

          In connection with the purchase of shares of Series G Preferred and Series H Preferred under the June Stock Purchase Agreement, NEXTLINK and the FL Partnerships will enter into the Form of Amended and Restated Registration Rights Agreement, which will amend and restate the Registration Rights Agreement. Pursuant to the Form of Amended and Restated Registration Rights Agreement, NEXTLINK will grant to the FL Partnerships five demand rights to cause NEXTLINK to register under the Securities Act, all or part of the Registrable Securities (as defined below) held by the FL Partnerships. NEXTLINK has the right to delay any such registration once in any six-month period for a reasonable period of time (but not exceeding 60 days) under certain circumstances. If the FL Partnerships request that NEXTLINK effect a registration of Registrable Securities by means of a Shelf Registration Statement, NEXTLINK will, at its cost, use its reasonable best efforts to keep such Shelf Registration Statement continuously effective in order to permit the prospectus forming part thereof to be usable by the FL Partnerships until such time as all the Registrable Securities covered by such Shelf Registration Statement have been sold pursuant to such Shelf Registration Statement or cease to be outstanding.

          In addition, if NEXTLINK proposes to register any of its securities for the account of any other stockholder (other than in connection with an employee benefit plan, dividend reinvestment plan, merger or consolidation or incidental to an issuance of securities under Rule 144A under the Securities Act), the FL Partnerships may require NEXTLINK to include all or a portion of their Registrable Securities in such registration, subject to certain priorities among them and to certain limitations. All expenses incurred in connection with such registrations (other than underwriting discounts and commissions) will be borne by NEXTLINK.

          "Registrable Securities" means (i) any shares of Common Stock issued or issuable upon the conversion of any Series C Preferred, Series D Preferred, Series G Preferred or Series H Preferred held by the FL Partnerships and (ii) any shares of Common Stock issued with respect to the Common Stock referred to in clause (i) by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise.

          The foregoing description of the Form of Amended and Restated Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Form of Amended and Restated Registration Rights Agreement, all of which is incorporated herein by reference. The Form of Amended and Restated Registration Rights Agreement is filed as Exhibit 8 hereto.

          Form of Series G Certificate of Designation
          -------------------------------------------

          Rank. Under the Form of Series G Certificate of Designation, the Series G Preferred and the Series H Preferred each will, with respect to dividend rights and rights on liquidation and dissolution, rank (i) senior to the 6-1/2% Preferred Shares and all classes of capital stock or series of preferred stock of NEXTLINK established by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to, or on a parity with, the Series G Preferred and Series H Preferred (collectively referred to, together with all classes of Common Stock, as "Junior Securities"), (ii) on a parity with the Series C Preferred, the Series D Preferred and each class of capital stock of NEXTLINK or series of preferred stock of NEXTLINK established by the Board of Directors after the filing of the Form of Series G Certificate of Designation, the terms of which expressly provide that such class or series will rank on a parity with the Series G Preferred and Series H Preferred as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to as "Parity Securities"); and (iii) junior as to the 14% Senior Preferred Shares, the Corporation's Series E Redeemable Exchangeable Preferred Stock, par value $0.01 per share, and to each class of capital stock or series of preferred stock of NEXTLINK established by the Board of Directors after the filing of the Form of Series G Certificate of Designation, the terms of which expressly provide that such class or series will rank senior to the Series G Preferred and Series H Preferred as to dividend rights and rights on liquidation, winding-up and dissolution of NEXTLINK (collectively referred to as "Senior Securities"). The Form of Series G Certificate of Designation and the Form of Series H Certificate of Designation each provide that the relative powers, rights and preferences of the Series G Preferred and Series H Preferred vis-a-vis the other are determined as set forth in the Form of Series G Certificate of Designation and the Form of Series H Certificate of Designation. Pursuant to the Form of Series G Certificate of Designation, the creation, authorization or issuance by NEXTLINK of any Parity Securities or any Senior Securities shall require the affirmative vote or written consent of holders of a majority of the outstanding shares of the Series G Preferred, except for Senior Securities issued in accordance with paragraph (f)(ii) of the Certificate of Designation of the 14% Senior Preferred Shares as in effect on December 3, 1999.

          Dividends. The Form of Series G Certificate of Designation provides that on the Closing Date NEXTLINK shall pay the holders of Series G Preferred, on a pro rata basis, a regularly scheduled cash dividend in the aggregate amount of $4,040,889. Thereafter, the holders of Series G Preferred will be entitled to receive with respect to each share of Series
G Preferred, when and if declared by the Board of Directors, out of funds legally available for the payment of dividends, dividends in an amount equal to $55.814 per annum in cash. Such dividends will be cumulative from the date of issuance of the Series G Preferred (the "Series G Issue Date") and will be payable quarterly in arrears. In addition, so long as any shares of Series G Preferred are outstanding, if NEXTLINK pays a dividend in cash, securities or other property on the Common Stock, then each share of Series G Preferred will be entitled to receive an amount equal to the Series G Per Share Participation Amount. The "Series G Per Share Participation Amount" means, as at any date, 37.5% of the amount of dividends that would be paid with respect to the Series G Preferred and Series H Preferred taken together if converted into Common Stock on the date established as the record date with respect to such dividend on the Common Stock divided by the number of shares of Series G Preferred then outstanding.

          Liquidation. In the event of any liquidation, dissolution or winding-up of NEXTLINK, after payment or distribution of the assets of NEXTLINK is made to or set apart for the holders of Senior Securities, and before any payment or distribution of the assets of NEXTLINK may be made to or set apart for the holders of Junior Securities, the holders of the shares of Series G Preferred and Series H Preferred taken together will be entitled to receive an amount in cash equal to the greater of (x) the aggregate Liquidation Preferences (as defined below) of the shares of Series G Preferred and Series H Preferred as of the date of liquidation, or
(y) the aggregate amount that would have been received with respect to the shares of Series G Preferred and Series H Preferred if such stock had been converted to Common Stock immediately prior to such liquidation, dissolution or winding-up. If, upon any liquidation, dissolution or winding-up of NEXTLINK, the assets of NEXTLINK, or proceeds thereof, are insufficient to pay in full the amounts under clause (x) of the preceding sentence and liquidating payments on all Parity Securities, then such assets, or proceeds thereof, will be distributed among the shares of Series G Preferred and the Series H Preferred taken together and all such other Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Series G Preferred and Series H Preferred and any such other Parity Securities if all amounts payable thereon were paid in full. The amount distributable under clause (i) to the Series G Preferred and Series H Preferred taken together, will first be distributed to the Series G Preferred until it has received an amount equal to the aggregate Preference Amounts (as defined in the Form Series G Certificate of Designation) of all Series G Preferred outstanding as of the date of liquidation and thereafter 37.5% to the Series G Preferred and 62.5% to the Series H Preferred. If, upon any liquidation, dissolution or winding-up of NEXTLINK, the assets of NEXTLINK, or proceeds thereof, distributable to the Series G Preferred and Series H Preferred taken together are sufficient to pay in full the amounts under clause (x) of the first sentence of this paragraph then such amount will first be distributed to the Series G Preferred until it has received an amount equal to the aggregate Preference Amounts (as defined in the Form of Series G Certificate of Designation) of all Series G Preferred outstanding as of the date of liquidation and thereafter 37.5% to the Series G Preferred and 62.5% to the Series H Preferred.

          "Liquidation Preference" with respect to a share of Series G Preferred means, as at any date, the sum of $1000.00 plus an amount generally equal to any accrued and unpaid dividends with respect to such share through such date.

          Redemption. The Series G Preferred will not be redeemable by NEXTLINK prior to the later of (i) the fifth anniversary of the Series G Issue Date and (ii) the date on which NEXTLINK has redeemed indefeasibly or defeased in full its obligations in respect of its 12-1/2% Senior Notes due April 15, 2006 or defeased the covenants applicable thereto in accordance with their terms (such later date, the "Series G Redemption Trigger Date"). On and after the Series G Redemption Trigger Date, subject to the holders' conversion rights (as described below), to the extent NEXTLINK has funds legally available for such payment, NEXTLINK may redeem at its option shares of Series G Preferred, at any time, at a redemption price equal to the Series G Liquidation Preference as of the date fixed for redemption; provided, however, that NEXTLINK will only be entitled to redeem the Series G Preferred if the Series H Preferred is also redeemed on a proportional basis based on the percentage of each class of shares outstanding at the same time. In addition, to the extent NEXTLINK has funds legally available therefor, during the 180-day period commencing on the tenth anniversary of the Series G Issue Date, the holders of the Series G Preferred will have the right to cause NEXTLINK to redeem at any time outstanding shares of Series G Preferred at a redemption price in cash equal to the Series G Liquidation Preference (the "Series G Mandatory Redemption Obligation").

          Conversion. Under the Form of Series G Certificate of Designation, the holders of shares of Series G Preferred will have the right, generally, at any time, to convert any or all outstanding shares of Series G Preferred into fully paid and non-assessable shares of Common Stock; provided that upon the exercise by any holder of Series G Preferred of the conversion option, a proportional amount, based on the percentage of each class of shares outstanding, of the Series H Preferred will automatically convert. The outstanding shares of Series G Preferred and Series H Preferred taken together will be convertible into a number of shares of Common Stock (the "Series G Aggregate Conversion Shares") equal to the aggregate Liquidation Preferences of the shares of Series G Preferred and Series H Preferred as of the date of conversion divided by $31.625, subject to certain adjustments. The Series G Preferred outstanding as at any date will be convertible into a number of shares of Common Stock equal to the sum of (i) the aggregate Preference Amounts (as defined in the Form of Series G Certificate of Designation) with respect to all outstanding shares of Series G Preferred divided by the Net Realizable FMV (as defined in the Series G Certificate of Designation) of a share of Common Stock at the time of conversion plus (ii) .375 times the excess, if any, of the Series G Aggregate Conversion Shares over the number determined pursuant to clause (i).

          Voting Rights. Pursuant to the Form of Series G Certificate of Designation, the holders of record of shares of Series G Preferred are entitled to vote on an as-converted basis with the Common Stock as a single class on all matters presented to the holders of Common Stock for vote, with certain exceptions. The Form of Series G Certificate of Designation provides that so long as the holders of the outstanding shares of Series C Preferred, voting together as a single class, shall be entitled to designate the Series C Designee for election to the Board of Directors, the holders of the outstanding shares of Series G Preferred shall not be entitled to designate any directors for election to the Board of Directors, and that from and after the date the holders of Series C Preferred are no longer entitled to designate the Series C Designee, the holders of the outstanding shares of Series G Preferred voting together as a single class, shall be entitled to designate the Series G Designee for election to the Board of Directors and shall have the exclusive right to vote for the election of such designee to the Board of Directors. The Form of Series G Certificate of Designation provides that, the foregoing right of the holders of Series G Preferred to designate and elect the Series G Designee shall cease immediately upon less than 40% of the aggregate number of shares of Series C Preferred issued on the original date of issuance of the Series C Preferred, Series D Preferred issued on the original date of issuance of the Series D Preferred, Series G Preferred issued on the original date of issuance of the Series G Preferred and Series H Preferred issued on the original date of issuance of the Series H Preferred (such aggregate number of shares of Series C Preferred, Series D Preferred, Series G Preferred and Series H Preferred being referred to as the "Total Preferred Shares") being outstanding, whereupon the total number of directors then constituting the whole Board of Directors shall be automatically be decreased by one, and the term of office of such Series G Designee shall terminate. The Form of Series G Certificate of Designation provides that, for so long as, and only for so long as, (i) less than 40% of the Total Preferred Shares are outstanding, (ii) no shares of Series C Preferred issued on the original date of issuance of the Series C Preferred are outstanding, and (iii) any shares of Series G Preferred issued on the original date of issuance of the Series G Preferred are outstanding, the holders of the outstanding shares of Series G Preferred shall be entitled to designate one board observer (the "Series G Board Observer"). The foregoing right to designate the Series G Board Observer shall cease, and the observation rights of the Series G Board Observer shall automatically terminate, immediately upon there being no outstanding shares of Series G Preferred. If six quarterly dividends payable on the Series G Preferred have not been paid in full, NEXTLINK fails to discharge its Series G Mandatory Redemption Obligation, or if NEXTLINK issues Parity Securities or Senior Securities without the requisite consents of the holders of Series G Preferred, the total number of directors then constituting the whole Board automatically will be increased by one and the holders of outstanding shares of Series G Preferred will be entitled to elect one additional director to serve on the Board, provided the holders of the Series C Preferred are not then entitled to elect an additional director pursuant to similar provisions in the Series C Certificate of Designation. Whenever all arrears in dividends have been paid or declared and set apart for payment or NEXTLINK fulfills its Series G Mandatory Redemption Obligation, the right of the holders of Series G Preferred to elect the additional director, if any, will cease.

          Change of Control Put. Pursuant to the Series G Certificate of Designation, within thirty days of a Change of Control (as defined in the Form of Series G Certificate of Designation), NEXTLINK must notify the holders of the Series G Preferred of such occurrence and must make an offer (the "Series G Offer to Purchase") to each holder of shares of Series G Preferred to repurchase such holder's shares of Series G Preferred at a price per share in cash equal to 101% of the Series G Liquidation Preference plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends per share. If any holders of Series G Preferred tender their shares pursuant to the Series G Offer to Purchase, NEXTLINK will be required to purchase a proportional amount of the Series H Preferred. Notwithstanding anything to the contrary described above, NEXTLINK will not repurchase or redeem any stock pursuant to the Series G Offer to Purchase until it has repurchased or repaid all outstanding debt obligations pursuant to rights triggered pursuant to the terms thereof resulting from the Change of Control (as defined in the Form of Series G Certificate of Designation) in question.

          The foregoing description of the Form of Series G Certificate of Designation is not intended to be complete and is qualified in its entirety by the complete text of the Form of Series G Certificate of Designation, all of which is incorporated herein by reference. The Form of Series G Certificate of Designation is filed as Exhibit 9 hereto.

          Form of Series H Certificate of Designation
          -------------------------------------------

          Rank. Under the Form of Series H Certificate of Designation, the Series H Preferred and the Series G Preferred each will, with respect to dividend rights and rights on liquidation and dissolution, rank (i) senior to the 6-1/2% Preferred Shares and all classes of capital stock or series of preferred stock of NEXTLINK established by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to, or on a parity with, the Series H Preferred and Series G Preferred (collectively referred to, together with all classes of Common Stock, as "Junior Securities"), (ii) on a parity with the Series C Preferred, the Series D Preferred and each class of capital stock of NEXTLINK or series of preferred stock of NEXTLINK established by the Board of Directors after the filing of the Form of Series H Certificate of Designation, the terms of which expressly provide that such class or series will rank on a parity with the Series H Preferred and Series G Preferred as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to as "Parity Securities"); and (iii) junior as to the 14% Senior Preferred Shares, the Corporation's Series E Redeemable Exchangeable Preferred Stock, par value $0.01 per share, and to each class of capital stock or series of preferred stock of NEXTLINK established by the Board of Directors after the filing of the Form of Series H Certificate of Designation, the terms of which expressly provide that such class or series will rank senior to the Series H Preferred and Series G Preferred as to dividend rights and rights on liquidation, winding-up and dissolution of NEXTLINK (collectively referred to as "Senior Securities"). Pursuant to the Form of Series H Certificate of Designation, the creation, authorization or issuance by NEXTLINK of any Parity Securities or any Senior Securities shall require the affirmative vote or written consent of holders of a majority of the outstanding shares of the Series H Preferred, except for Senior Securities issued in accordance with paragraph (f)(ii) of the Certificate of Designation of the 14% Senior Preferred Shares as in effect on December 3, 1999.

          Dividends. So long as any shares of Series H Preferred are outstanding, if NEXTLINK pays a dividend in cash, securities or other property on the Common Stock, then each share of Series H Preferred will be entitled (with certain exceptions) to receive an amount equal to the Series H Per Share Participation Amount. The "Series H Per Share Participation Amount" means, as at any date, 62.5% of the amount of dividends that would be paid with respect to the Series H Preferred and Series G Preferred taken together if converted into Common Stock on the date established as the record date with respect to such dividend on the Common Stock divided by the number of shares of Series H Preferred then outstanding.

          Liquidation. In the event of any liquidation, dissolution or winding-up of NEXTLINK, after payment or distribution of the assets of NEXTLINK is made to or set apart for the holders of Senior Securities, and before any payment or distribution of the assets of NEXTLINK may be made to or set apart for the holders of Junior Securities, the holders of the shares of Series H Preferred and Series G Preferred taken together will be entitled to receive an amount in cash equal to the greater of (x) the aggregate Liquidation Preferences (as defined below) of the shares of Series H Preferred and Series G Preferred as of the date of liquidation, or
(y) the aggregate amount that would have been received with respect to the shares of Series H Preferred and Series G Preferred if such stock had been converted to Common Stock immediately prior to such liquidation, dissolution or winding-up. If, upon any liquidation, dissolution or winding-up of NEXTLINK, the assets of NEXTLINK, or proceeds thereof, are insufficient to pay in full the amounts under clause (x) of the preceding sentence and liquidating payments on all Parity Securities, then such assets, or proceeds thereof, will (i) be distributed among the shares of Series H Preferred and the Series G Preferred taken together and all such other Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Series H Preferred and Series G Preferred and any such other Parity Securities if all amounts payable thereon were paid in full and (ii) the amount distributable under clause
(i) to the Series H Preferred and Series G Preferred taken together, will first be distributed to the Series G Preferred until it has received an amount equal to the aggregate Preference Amounts (as defined in the Form of Series G Certificate of Designation) of all Series G Preferred outstanding as of the date of liquidation and thereafter 37.5% to the Series G Preferred and 62.5% to the Series H Preferred. If, upon any liquidation, dissolution or winding-up of NEXTLINK, the assets of NEXTLINK, or proceeds thereof, distributable to the Series H Preferred and Series G Preferred taken together are sufficient to pay in full the amounts under clause (x) of the first sentence of this paragraph then such amount will first be distributed to the Series G Preferred until it has received an amount equal to the aggregate Preference Amounts (as defined in the Form of Series G Certificate of Designation) of all Series G Preferred outstanding as of the date of liquidation and thereafter 37.5% to the Series G Preferred and 62.5% to the Series H Preferred.

          "Liquidation Preference" with respect to a share of Series H Preferred means, as at any date, the sum of $1000.00 plus an amount generally equal to any accrued and unpaid dividends with respect to such share through such date.

          Redemption. The Series H Preferred will not be redeemable by NEXTLINK prior to the later of (i) the fifth anniversary of the Series H Issue Date and (ii) the date on which NEXTLINK has redeemed indefeasibly or defeased in full its obligations in respect of its 12-1/2% Senior Notes due April 15, 2006 or defeased the covenants applicable thereto in accordance with their terms (such later date, the "Series H Redemption Trigger Date"). On and after the Series H Redemption Trigger Date, subject to the holders' conversion rights (as described below), to the extent NEXTLINK has funds legally available for such payment, NEXTLINK may redeem at its option shares of Series H Preferred, at any time, at a redemption price equal to the Series H Liquidation Preference as of the date fixed for redemption; provided, however, that NEXTLINK will only be entitled to redeem the Series H Preferred if the Series G Preferred is also redeemed on a proportional basis based on the percentage of each class of shares outstanding at the same time. In addition, to the extent NEXTLINK has funds legally available therefor, during the 180-day period commencing on the tenth anniversary of the Series H Issue Date, the holders of the Series H Preferred will have the right to cause NEXTLINK to redeem at any time outstanding shares of Series H Preferred at a redemption price in cash equal to the Series H Liquidation Preference (the "Series H Mandatory Redemption Obligation").

          Conversion. Under the Form of Series H Certificate of Designation, the holders of shares of Series H Preferred will have the right, generally, at any time, to convert any or all outstanding shares of Series H Preferred into fully paid and non-assessable shares of Common Stock; provided that upon the exercise by any holder of Series H Preferred of the conversion option, a proportional amount, based on the percentage of each class of shares outstanding, of the Series G Preferred will automatically convert. The outstanding shares of Series H Preferred and Series G Preferred taken together will be convertible into a number of shares of Common Stock (the "Series H Aggregate Conversion Shares") equal to the aggregate Liquidation Preferences (as defined in each of the Form of Series G Certificate of Designation and the Form of Series H Certificate of Designation) of the shares of Series H Preferred and Series G Preferred as of the date of conversion divided by $31.625, subject to certain adjustments. The Series H Preferred outstanding as at any date will be convertible into a number of shares of Common Stock equal to the sum of (i) the aggregate Preference Amounts (as defined in the Form of Series H Certificate of Designation) with respect to all outstanding shares of Series H Preferred divided by the Net Realizable FMV (as defined in the Form of Series H Certificate of Designation) of a share of Common Stock at the time of conversion plus (ii) .375 times the excess, if any, of the Series H Aggregate Conversion Shares over the number determined pursuant to clause (i).

          Voting Rights. Pursuant to the Form of Series H Certificate of Designation, the holders of record of shares of Series H Preferred are entitled to vote on an as-converted basis with the Common Stock as a single class on all matters presented to the holders of Common Stock for vote, with certain exceptions. The Form of Series H Certificate of Designation provides that so long as the holders of the outstanding shares of Series D Preferred, voting together as a single class, shall be entitled to designate the Series D Designee for election to the Board of Directors, the holders of the outstanding shares of Series H Preferred shall not be entitled to designate any directors for election to the Board of Directors, and that from and after the date the holders of Series D Preferred are no longer entitled to designate the Series D Designee, the holders of the outstanding shares of Series H Preferred voting together as a single class, shall be entitled to designate the Series H Designee for election to the Board of Directors and shall have the exclusive right to vote for the election of such designee to the Board of Directors. The Form of Series H Certificate of Designation provides that, the foregoing right to designate and elect the Series H Designee shall cease immediately upon less than 20% of the Total Preferred Shares being outstanding, whereupon the total number of directors then constituting the whole Board of Directors shall be automatically be decreased by one, and the term of office of such Series H Designee shall terminate. The Form of Series H Certificate of Designation provides that, for so long as, and only for so long as, (i) less than 20% of the Total Preferred Shares are outstanding, (ii) no shares of Series D Preferred issued on the original date of issuance of the Series D Preferred are outstanding, and (iii) any shares of Series H Preferred outstanding on the date of issuance of the Series H Preferred are outstanding, the holders of the outstanding shares of Series H Preferred shall be entitled to designate one board observer (the "Series H Board Observer"). The foregoing right to designate the Series H Board Observer shall cease, and the observation rights of the Series H Board Observer shall automatically terminate, immediately upon there being no outstanding shares of Series H Preferred. If NEXTLINK fails to discharge its Series H Mandatory Redemption Obligation or if it issues Parity Securities or Senior Securities without the requisite consents of the holders of Series H Preferred, the total number of directors then constituting the whole Board automatically will be increased by one and the holders of outstanding shares of Series H Preferred, will be entitled to elect one additional director to serve on the Board, provided the holders of the Series D Preferred are not then entitled to elect an additional director pursuant to similar provisions in the Series D Certificate of Designation. Whenever NEXTLINK fulfills its Series H Mandatory Redemption Obligation, the right of the holders of shares of Series H Preferred to elect the additional director, if any, will cease.

          Change of Control Put. Pursuant to the Series G Certificate of Designation, within thirty days of a Change of Control (as defined in the Form of Series G Certificate of Designation), NEXTLINK must notify the holders of the Series G Preferred of such occurrence and must make an offer (the "Series G Offer to Purchase") to each holder of shares of Series G Preferred to repurchase such holder's shares of Series G Preferred at a price per share in cash equal to 101% of the Series G Liquidation Preference plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends per share. If any holders of Series G Preferred tender their shares pursuant to the Series G Offer to Purchase, NEXTLINK will be required to purchase a proportional amount of the Series H Preferred. Notwithstanding anything to the contrary described above, NEXTLINK will not repurchase or redeem any stock pursuant to the Series G Offer to Purchase until it has repurchased or repaid all outstanding debt obligations pursuant to rights triggered pursuant to the terms thereof resulting from the Change of Control (as defined in the Form of Series G Certificate of Designation) in question.

          The foregoing description of the Form of Series H Certificate of Designation is not intended to be complete and is qualified in its entirety by the complete text of the Form of Series H Certificate of Designation, all of which is incorporated herein by reference. The Form of Series H Certificate of Designation is filed as Exhibit 10 hereto.

          Agreement and Waiver
          --------------------

          Pursuant to the Agreement and Waiver (the "Agreement and Waiver"), dated as of June 14, 2000, by and among NEXTLINK and the FL Partnerships, the (1) the FL Partnerships agreed to modify the right of first purchase set forth in Section 4.14 of the Stock Purchase Agreement to provide for the pro rata exercise of such right as set forth in Section
4.14 of the June Stock Purchase Agreement and to waive such right to permit the sale of the Series G Preferred and the Series H Preferred pursuant to the June Stock Purchase Agreement; (2) the FL Partnerships agreed to waive their rights under Section 4.17 of the Stock Purchase Agreement with respect to the LHP Share Exchange (as defined in the June Stock Purchase Agreement) and the other transactions contemplated under the Concentric Merger Agreement; (3) the FL Partnerships consented, effective as of the Closing Date, to the amendment and restatement of the Registration Rights Agreement in the form of the Form of Amended and Restated Registration Rights Agreement; (4) the FL Partnerships agreed to clarify certain rights with respect to conversion price adjustments under the Series C Certificate of Designation and the Series D Certificate of Designation; (5) the FL Partnerships and NEXTLINK agreed to adjust the conversion price of each of the Series C Preferred and the Series D Preferred to $31.625 effective upon the effectiveness of the Stock Dividend and to waive any other conversion price adjustments under the Series C Certificate of Designation or Series D Certificate of Designation with respect to the Stock Dividend; and (6) the FL Partnerships agreed to vote (a) all shares of Series C Preferred, during such time as the holders of Series C Preferred are not entitled to designate the Series C Designee, but the holders of Series G Preferred are entitled to designate the Series C Designee, and (b) all shares of Series D Preferred, during such time as the holders of Series D Preferred are not entitled to designate the Series D Designee, but the holders of Series H Preferred are entitled to designate the Series D Designee, in each case, in accordance with the recommendation of the Board of Directors of NEXTLINK. The Agreement and Waiver provides that it shall be binding on all successors, assigns and transferees of shares of Series C Preferred and Series D Preferred.

          The foregoing description of the Agreement and Waiver is not intended to be complete and is qualified in its entirety by the complete text of the Agreement and Waiver, all of which is incorporated herein by reference. The Agreement and Waiver is filed as Exhibit 11 hereto.

          Except as set forth or incorporated by reference herein, neither MBO-VII, Equity-VI or FL Fund nor, to the knowledge of MBO-VII, Equity-VI or FL Fund, any person identified in Schedule I, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of NEXTLINK.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

Item 7 is hereby amended as follows:

1. Stock Purchase Agreement, dated December 7, 1999, among NEXTLINK, MBO-VII and Equity-VI.*

2. Registration Rights Agreement, dated as of January 20, 2000, among NEXTLINK, MBO-VII and Equity-VI.*

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C
     Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

5. Assignment and Assumption Agreement, dated January 19, 2000, between Equity-VI and FL Fund.*

6.   Joint Filing Agreement.*

7. Stock Purchase Agreement, dated as of June 14, 2000, among NEXTLINK, MBO-VII and Equity-VI.

8. Form of Amended and Restated Registration Rights Agreement to be entered into among NEXTLINK, MBO-VII, Equity-VI and FL Fund.

9. Form of Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

10. Form of Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

11. Agreement and Waiver, dated as of June 14, 2000, among NEXTLINK, MBO-VII, Equity-VI and FL Fund.

--------
*  Previously filed.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2000
                                 FORSTMANN LITTLE & CO. SUBORDINATED
                                     DEBT AND EQUITY MANAGEMENT BUYOUT
                                     PARTNERSHIP-VII, L.P.


                                     By: FLC XXXIII Partnership
                                         its general partner

                                     By: /s/ S. Joshua Lewis
                                        -------------------------------
                                         S. Joshua Lewis,
                                         a general partner


                                     FORSTMANN LITTLE & CO. EQUITY
                                     PARTNERSHIP-VI, L.P.



                                     By: FLC XXXII Partnership, L.P.
                                         its general partner

                                     By: /s/ S. Joshua Lewis
                                        -------------------------------
                                         S. Joshua Lewis,
                                         a general partner


                                     FL FUND, L.P.

                                     By: FLC XXXI Partnership, L.P.
                                         its general partner

                                        By:  FLC XXIX Partnership, L.P.
                                             a general partner

                                     By: /s/ S. Joshua Lewis
                                        -------------------------------
                                         S. Joshua Lewis,
                                         a general partner

                                                        Schedule I
                                                        ----------

                          FLC XXXIII Partnership:
                             General Partner of
                                  MBO-VII
                                  -------

     FLC XXXIII Partnership, a New York general partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                                Partners of
                                FLC XXXIII
                                ----------

     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                           Theodore J. Forstmann
                           Nicholas C. Forstmann
                           Sandra J. Horbach
                           Winston W. Hutchins
                           Thomas H. Lister
                           Tywana LLC
                           S. Joshua Lewis
                           Jamie C. Nicholls



                        FLC XXXII Partnership, L.P.:
                             General Partner of
                                 Equity-VI
                                 ---------

     FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI. Its purpose is to act as general partner of Equity-VI and other limited partnerships affiliated with Equity-VI. The address of the principal office of Equity-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXII
                                 ---------

     The following are the general partners of FLC XXXII, the general partner of Equity-VI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                           Theodore J. Forstmann
                           Nicholas C. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins
                           Tywana LLC
                           S. Joshua Lewis
                           Jamie C. Nicholls


                        FLC XXXI Partnership, L.P.:
                             General Partner of
                                  FL Fund
                                  -------

     FLC XXXI Partnership, L.P., a New York limited partnership ("FLC XXXI"), is the general partner of FL Fund. Its purpose is to act as general partner of FL Fund and other limited partnerships affiliated with FL Fund. The address of the principal office of FL Fund is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXI
                                 --------

FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), and FLC XXXIII are the general partners of FLC XXXI, the general partner of FL Fund. Their purpose is to act as general partner of FLC XXXI and other limited partnerships affiliated with FLC XXXI. The address of the principal office of each of FLC XXIX and FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                            General Partners of
                          FLC XXIX and FLC XXXIII
                          -----------------------

     The following are the general partners of FLC XXIX and FLC XXXIII, the general partners of FLC XXXI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                           Theodore J. Forstmann
                           Nicholas C. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins
                           Tywana LLC
                           S. Joshua Lewis
                           Jamie C. Nicholls